UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person

    Contrarian Capital Advisors, L.L.C.
    411 West Putnam Avenue
    Suite 225
    Greenwich, Connecticut 06830

2.  Date of Event Requiring Statement (Month/Day/Year)

    November 17, 1999

3.  IRS Reporting Person
    (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

    Darling International Inc.
    (DAR)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ( ) Director (X) 10% Owner ( ) Officer (give title below) (X) Other*
    (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person


  Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security 2. Amount of    3. Ownership     4. Nature of Indirect
                        Securities      Form:            Beneficial Ownership
                        Beneficially    Direct(D) or
                        Owned           Indirect(I)

Common Stock           1,654,479**      (I)              General Partner

                                                         Investment Manager

            Table II -- Derivative Securities Beneficially Owned

1.Title of     2.Date Exer-    3.Title and Amount     4.Conver-      5.Ownership     6.Nature of
  Derivative     cisable and     of Securities          sion or        Form of         Indirect
  Security       Expiration      Underlying             Exercise       Derivative      Beneficial
                 Date            Derivative Security    Price of       Security:       Ownership
                 (Month/Day/      ---------------       Deri-          Direct(D) or
                 Year)           Title   Amount or      vative         Indirect (I)
               ---------------           Number of      Security
               Date    Expira-           Shares
               Exer-   tion
               cisable Date

EXPLANATION OF RESPONSES:

*  The Reporting Person is an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940 and has voting power and investment power with respect to securities in its clients' accounts. A Managing Member of the Reporting Person is a member of the Board of Directors of Darling International Inc.

** These securities are owned by investment advisory clients of Contrarian Capital Advisors, L.L.C. ("CCA"). CCA disclaims any beneficial ownership of any such securities except to the extent of its pecuniary interest therein. Nonetheless, the entire amount of securities held by the investment advisory clients of CCA is reported herein.



SIGNATURE OF REPORTING PERSON

CONTRARIAN CAPITAL ADVISORS, L.L.C.

    By:   /s/ David E. Jackson
    _____________________________
    David E. Jackson, Managing Member

DATE
April 27, 2000








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